Correspondence

Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

December 31, 2014

By Electronic Filing
United States Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549 Attn: John Reynolds Brian McAllister
Re:	OpGen, Inc. Draft Registration Statement on Form S-1 Submitted November 24, 2014 CIK No. 0001293818
Ladies and Gentlemen:
We are providing this response letter on behalf of OpGen, Inc. (the “Company”) with respect to the Staff’s comment letter dated December 19, 2014, regarding the Company’s Draft Registration Statement on Form S-1, submitted November 24, 2014 (the “Draft Registration Statement”).  For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response.
General
1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:	The Company is supplementally providing with this letter the investor presentation that the Company used in meetings with a few institutions that meet the definition of “accredited investor” as defined in Rule 501(a) under the Securities Act. This information is confidential to the Company. We confirm that no other written communication has been presented by the Company, or on its behalf, to potential investors in reliance on Section 5(d) of the Securities Act, and, to the Company’s knowledge, no research reports about the Company have been published or distributed by any broker or dealer. The Company will supplementally provide the Staff with any such communications or reports in the event they are used prior to the consummation of the offering.

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United States Securities and Exchange Commission
December 31, 2014

Prospectus Summary
2.
We note references on page 1 and elsewhere to your “first-mover advantage.” Please revise to clarify the basis for this statement in light of any similar diagnostic tests provided by competitors, including those identified in the first risk factor on page 17. In this regard, it is unclear if non-culture based tests similar to yours are currently available and can provide results in 24-72 hours or less. Similarly, please revise to clarify the basis for the statement that Acuitas “is the first CLIA lab-based test to provide a comprehensive profile of MDRO resistance genes.” For example, it is unclear if other tests exist but you believe they are less comprehensive. If so, your revised disclosure should clarify the principal reasons why you believe any such existing tests are not comprehensive.

RESPONSE:
The Company believes that its first-mover advantage comes from the combination of its Acuitas MDRO Gene Test and Lighthouse bioinformatics platform in development.  Such combination of product offerings will allow the Company to provide a comprehensive panel for diagnosis and screening of seven drug-resistant genes associated with causing common hospital acquired MDRO infections utilizing a CLIA-waived test that can produce results within a 24-hour period following delivery, plus the ability to track transmission and outbreaks of drug resistant organisms within hospitals using the Lighthouse bioinformatics platform.  There are a number of companies, such as those listed on page 17 of the Draft Registration Statement, that are developing diagnostic and/or screening products focused, in part, on MDRO identification and surveillance.  However, the Company is not aware of any companies who are offering such a comprehensive solution, and believes that its focus on the types of MDRO organisms commonly associated with hospital acquired infections, when combined with the Lighthouse bioinformatics, as well as its stage of development with such products does provide it with the important first-mover advantage.  Some of the Company’s competitors are focused on viruses or bacterial infections found in the community at large, or focus on the development of platform technologies that require substantial lead time for clinical trials and receipt of applicable FDA clearance or approval, or appear to be in an earlier stage of development than the Company.

The Company believes the breadth of drug resistant gene targets associated with hospital-acquired infections that can be identified using its Acuitas MDRO Gene Test, the use of molecular diagnostics rather than more traditional culture-based products, the accuracy of its Acuitas MDRO Genet test, the flexibility of its CLIA-waived test (allowing such testing to be done without a large capital investment in a platform technology), and its Lighthouse bioinformatics platform in development are all at a more advanced stage of commercialization (Acuitas) and development (Lighthouse) to provide valuable information to hospitals and health care providers dealing with potential outbreaks and antibiotic stewardship issues.

The Company has revised the disclosure in the Summary and Business sections of the prospectus in Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”) to clarify its reasons for believing it has first-mover advantage.

United States Securities and Exchange Commission
December 31, 2014

3.
Please revise page 1 and where appropriate to clarify the approximate amount or percentage of revenues associated with (1) your “lead product” test, which provides a “comprehensive profile of MDRO resistance genes” and (2) other tests and services, including Whole Genome Mapping, collaborative arrangements and laboratory services. Based on disclosure at the bottom of page 44, it appears that your lead product generated no or de minimis revenues in the 9 months ended September 30, 2014.

RESPONSE:	The Company has revised its disclosure in Amendment No. 1 to make clear that it had de minimis revenues from its Acuitas MDRO Gene Test prior to September 30, 2014, and to refer to MD&A and its financial statements for information regarding its Whole Genome Mapping products and services.
4.	Please revise the first full paragraph on page 2 to clarify the nature and parties involved in the “recent comparison” and “recent pilot study.”

RESPONSE:	The Company has revised its disclosure in Amendment No. 1 on page 2 to provide more specifics about the results of an initial comparison study of Acuitas MDRO Gene Test vs. standard microbial culture testing that it conducted in-house (with the microbial culture results confirmed by an independent national reference lab on a fee-for-service basis) and the pilot study, conducted in-house using samples obtained from an acute care hospital.
5.
Please revise to clarify the extent to which your principal products generate revenues or are intended to generate revenues in the future. We note, for example, that your lead product is “in clinical evaluations or in the implementation process.” We also note the statement on page 7 that you need to “further develop and successfully commercialize” your Acuitas MDRO Gene Test. Your revised disclosure should clarify the milestones and approximate timelines for achieving them.

RESPONSE:	The Company has revised its disclosure in Amendment No. 1 to disclose that the Acuitas MDRO Gene Test has generated de minimis revenue to date, and to clarify the references to “developing” the Acuitas MDRO Gene Test. The Company confirms that the Acuitas MDRO Gene Test, as currently developed, is available for sale, and the Company’s efforts with respect to such test focus on its commercialization. The Company is also working to develop a next generation Acuitas MDRO Gene Test to add additional drug-resistant genes to the test.
6.
Please revise to explain or minimize the use of highly technical industry terms, such as “bioinformatics platform,” “DNA probe analysis,” “DNA sequencing” and “advanced bioinformatics,” “state-of-the-art Fluidigm microfluidic-based production genomics technology” and “companion informatics” and “microbiology offerings.” It is also unclear if “prominent healthcare systems” and “healthcare facility partners” are hospitals. Please revise accordingly.

RESPONSE:	The Company has revised the Draft Registration Statement to add descriptions or definitions of diagnostic testing, medical and industry terms to the Glossary, including terms identified in this Comment 6, and revised its disclosure to indicate that its initial target customers are acute care hospitals, including hospitals in multi‑healthcare provider systems.

United States Securities and Exchange Commission
December 31, 2014

7.
Please revise the risk factors on page 7 to quantify your losses, accumulated deficit and lack of liquidity. Please quantify your lack of liquidity by disclosing, for example, your monthly cash burn rate or the approximate amount of time your current cash is expected to support the current level of operations. Please also minimize discussion of generic risks, such as the fifth and sixth bullet points.

RESPONSE:	The Company has revised the risk factors on page 7 of the Draft Registration Statement to provide the additional information requested. The Company believes that its reliance on its information technology system (bullet 5) is vital to its development and commercialization of its Lighthouse bioinformatics product offering, and to the Human Chromosome ExplorerSM the Company is currently developing with Hitachi High-Technologies Corporation. The Company has also identified that it must devote specific resources from the offering contemplated by the Draft Registration Statement to expand its sales and marketing capabilities (bullet 6). The Company has revised such summary risk factor disclosure to make it more specific to the Company.
Capitalization, page 37
8.	Please revise to include the current portion of long-term debt of approximately $108,000 within the total capitalization as of September 30, 2014.

RESPONSE:	The Company has revised its “Capitalization” disclosure in Amendment No. 1 to add the current portion of its long-term debt.
9.
Please tell us whether the number of shares of common stock in the capitalization table include or exclude the 130,640 shares of common stock issuable upon vesting of the March 2014 restricted stock grant to your CEO (page F-40), and revise your disclosure accordingly.

RESPONSE:	The Company has revised the disclosure throughout the Draft Registration Statement to make clear that the 130,640 restricted common stock units issued to its Chief Executive Officer in lieu of cash compensation were not outstanding prior to September 30, 2014. Supplementally, we advise the Staff that the restrictions on such restricted stock units lapsed on October 24, 2014.

United States Securities and Exchange Commission
December 31, 2014

10.
You disclose here that there will be 5,862,400 common shares issued and outstanding, pro forma. On page 93 you disclose as of September 30, 2014, 5,993,041 shares of common stock (including shares to be acquired on the conversion of outstanding shares of Series A Preferred Stock and the conversion of Convertible Notes), were outstanding. It appears that the difference may relate to the restricted common stock the Company granted to its CEO in March of 2014 (page F-40). Please reconcile the share difference for us and revise your Form S-1 disclosure so that it is consistent.

RESPONSE:	The Company has determined that the current number of outstanding shares, on an as converted basis, as of September 30, 2014 was 5,862,401, comprised of 362,537 shares of common stock outstanding, 3,999,864 shares issuable upon conversion of its outstanding Series A Preferred Stock, and 1,500,000 shares issuable upon conversion of convertible notes issued in the summer of 2014. The Company has revised its disclosure throughout Amendment No. 1 where outstanding shares as of September 30, 2014 are disclosed. We confirm that the 130,640 restricted stock units issued to our Chief Executive Officer in lieu of cash compensation are not included in the outstanding shares at September 30, 2014.
Selected Financial Data, page 40
11.	Where a comment under this heading may also apply to the summary financial data presented on page 10, please revise the information there accordingly.

RESPONSE:	The Company will make changes, as needed, in both the Summary Financial Data and the Selected Financial Data.
12.
Please revise here and elsewhere in the filing, as necessary, to state that convertible preferred stock is also redeemable. To the extent applicable also revise and present the net and comprehensive loss for the periods presented.

RESPONSE:
The Company has revised the “Balance Sheet Data” and related footnotes contained in its “Summary Financial Data” and “Selected Financial Data” to reflect that its original Series A, Series A-1, Series B and Series C convertible preferred stock, and its currently issued and outstanding Series A convertible preferred stock is redeemable, by changing the title in both tables to “Redeemable Convertible Preferred Stock,” and making conforming changes in Amendment No. 1.

Following the guidance contained in ASC 220-10-15-3, the Company has determined that a statement of comprehensive income is not applicable, and therefore is not required, for any of the years presented in its registration statement because the Company does not have any components of comprehensive net income other than its net loss for any of the periods presented. Our reading of ASC 220‑10‑15-3(a) is that the guidance contained therein does not apply to an entity that has no items of other comprehensive income in any period presented, and therefore, no additional disclosure is required.

United States Securities and Exchange Commission
December 31, 2014

13.
We note under your Summary Financial Data disclosure (page 11) that you give pro forma effect to the automatic conversion of all outstanding shares of your convertible preferred stock and convertible notes into an aggregate of 5,499,854 shares of common stock upon the closing of the offering. Please revise your Selected Financial Data to include pro forma presentation for the effects of the automatic conversions. The pro forma presentation should be based on the latest historical balance sheet, and that latest fiscal year and interim period income statements included in the filing. Also include footnote disclosure on the pro forma adjustments for the balance sheet and income statement.

RESPONSE:	Pursuant to the guidance contained in the SEC’s financial reporting manual sections 3430.2 and 3430.3, the Company has revised the “Summary Financial Data” table, the “Selected Financial Data” table, the annual financial statements, and the interim financial statements as follows:
•
The “Summary Financial Data” table and the “Selected Financial Data” table have been revised to reflect unaudited pro forma earnings per share for the year ended December 31, 2013, and the nine months ended September 31, 2014;

•	The “Selected Financial Data” table has been revised to reflect unaudited pro forma balance sheet data;

•
The annual financial statements have been revised to reflect unaudited pro forma earnings per share for the year ended December 31, 2013, and a footnote has been added reconciling net loss to pro forma net loss for that period; and

•
The interim condensed financial statements have been revised to reflect pro forma stockholders' equity (deficit) at September 30, 2014,  pro forma EPS for the nine months ended September 30, 2014, and a footnote has been added reconciling net loss to pro forma net loss for that period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42
Overview, page 42
14.	Please expand the overview and/or recent development sections to discuss the following matters or tell us why you do not view these to be significant matters that require disclosure:

•	The activities and costs incurred in connection with the February and April 2013 restructurings;

United States Securities and Exchange Commission
December 31, 2014

•
Your evaluation of and strategic repositioning from the Argus System and into the clinical diagnostics market which appears to have resulted in the fiscal 2013 charge-off of $203,858 in software costs (page F-11) and $950,000 in inventory costs (page F-5); and change in the estimated lives for all Argus System technology (page F-12); and

•	Your future plans with respect to your current Argus System operations.

To the extent that there are any known trends or uncertainties with respect to the future operations of your Argus System business that you reasonably expect to have a material favorable or unfavorable impact, also clearly describe these known trends and uncertainties and the expected impact on liquidity, capital resources and results of operations. Refer to Item 303 of Regulation S-K.
RESPONSE:	The Company has revised the Overview of its MD&A in Amendment No. 1 to disclose additional information regarding its restructuring and retooling from a company providing Whole Genome Mapping products and services to its current business model focused on its CLIA laboratory and bioinformatics products and services related to diagnosis, screening and genomic identification associated with bacterial MDRO organisms. The Company also provides disclosure regarding the status of its Argus System and MapIt product offerings.
Results of Operations, page 42
15.
Please revise to provide additional analysis of material changes in line item disclosure. Your narrative MD&A disclosure should identify and analyze material trends as seen through the eyes of management. For example, it is unclear why Whole Genome Mapping and laboratory services have experienced significant reductions in recent periods.

RESPONSE:
The Company has revised Results of Operations in Amendment No. 1 to provide more clarity regarding its decision to pursue its CLIA-laboratory offerings rather than continuing to focus on its Whole Genome Mapping business and services.  Other than its agreement with Hitachi High-Technologies Corporation, the Company believed that advances in DNA sequencing diverted business from its non-human Whole Genome Mapping business, and the large capital commitment required with respect to the purchase of an Argus System made it increasingly difficult to sustain the Company’s revenue model.

16.	Please revise to identify the product or category of products referenced as “all other product sales” in the third to last bullet point on page 44.

RESPONSE:	The Company has revised this disclosure in Amendment No. 1 to remove the reference to “all other product sales” and to clarify that the decrease in Whole Genome Mapping system sales was offset partially in the period by increased services revenue related to its Argus products.

United States Securities and Exchange Commission
December 31, 2014

Critical Accounting Estimates, page 47
Stock-Based Compensation, page 48
17.
Please revise to provide a discussion of your common stock valuation methodology for purposes of estimating stock-based compensation on your share-based payments. At a minimum, we believe the following disclosures should be provided:

•	The methods that management used to determine the fair value of the Company’s shares and the nature of the material assumptions involved.

•	The extent to which the estimates are considered highly complex and subjective.

•	That estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

To the extent that this or other material information relevant to share-based compensation is provided elsewhere in the prospectus, you may cross-reference to it under this heading.
RESPONSE:	The Company has revised the disclosures on page 48 of the Draft Registration Statement in the Amendment No. 1 as follows:
“Stock-Based Compensation
Stock-based payments to employees, directors and consultants are recognized at fair value.  ~~The fair value of share-based payments is estimated, on the date of grant, using the Black-Scholes model.~~  The resulting fair value is recognized ratably over the requisite service period, which is generally the vesting period of the option.  The estimated fair value of equity instruments issued to nonemployees are recorded at fair value on the earlier of the performance commitment date or the date the services required are completed.
For all time-vesting awards granted, expense is amortized using the straight-line attribution method.  For awards that contain a performance condition, expense is amortized using the accelerated attribution method.  Share-based compensation expense recognized is based on the value of the portion of stock-based awards that is ultimately expected to vest during the period.

United States Securities and Exchange Commission
December 31, 2014

The fair value of stock-based payments is estimated, on the date of grant, using the Black-Scholes model. Option valuation models, including the Black-Scholes model, require the input of highly subjective estimates and assumptions, and changes in those estimates and assumptions can materially affect the grant-date fair value of an award. These assumptions include the fair value of the underlying common stock at the grant date, risk-free rate of interest, expected dividend yield, expected volatility and the expected life of the award.
In estimating the fair value of the underlying common stock at the grant date for employee grants (or the performance commitment date or complete date for non-employee grants) given the lack of an active public market for the common stock, the Company’s board of directors determined the fair value of the underlying common stock after considering contemporaneous third-party expert valuations, which valuations are made using highly complex and subjective judgments and estimates. In the absence of a public market, and as an emerging growth company with significant operating losses, the contemporaneous valuations were performed in accordance with applicable methodologies, approaches and assumptions as discussed in the technical practice-aid issued by the American Institute of Certified Public Accountants Practice Aid entitled “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” and considered many objective and subjective factors to determine the common stock fair market value at each valuation date, including:
1.	the most recent sales of the Company’s preferred stock;
2.	the preferential rights of the outstanding preferred stock.
3.	the achievement of clinical and operational milestones by the Company;
4.	the status of strategic relationships with collaborators;
5.	the significant risks associated with the Company’s stage of development;
6.	capital market conditions for life science and medical diagnostic companies, particularly similarly situated, privately held, early-stage companies; and
7.	the Company’s available cash, financial condition and results of operations.
See additional discussion of the use of estimates relating to stock based compensation, and a discussion of management’s methodology for developing each of the assumptions used in such estimates, in Notes 1 and 8 to the financial statements as of and for the years ended December 31, 2013 and 2012, and Notes 1, 4 and 10 to the unaudited interim condensed financial statements for the periods ended September 30, 2014 and 2013, included elsewhere in this prospectus.”
Business, page 50
18.	Please revise page 58 and the Summary to state as of the most recent practicable date whether any of the “approximately ten healthcare systems and long term care facilities” have become customers.

RESPONSE:
The Company has revised the disclosure in Amendment No. 1 to clarify that, while commercialization discussions are ongoing, only one of the ten acute care hospitals or long-term care facilities participating in evaluations of our Acuitas MDRO Gene Test has purchased product to date in 2014.

United States Securities and Exchange Commission
December 31, 2014

19.	Please revise to address your dependence on one or a few major customers. We note the disclosure in the last paragraph on page F-10.

RESPONSE:	The Company has revised Business in Amendment No. 1 on page 57 to add required disclosure regarding the principal customers of the Company’s current product offerings, including its Argus System and MapIt products.
20.
We note the statement on page 14 that your customer base “is primarily composed of inpatient hospitals that use our products to diagnosis the presence of MDROs in patients.” Please revise to reconcile with the references on your website and on page 5 and elsewhere in the prospectus to customers being federal agencies, universities and other entities without patients. In this regard, it is unclear if your “lead product” is currently or expected to be the source of your primary customer base.

RESPONSE:	The Company has revised its disclosure in Amendment No. 1 to provide disclosure regarding its current customer base for its Argus System and MapIt services, and to disclose the anticipated changes to its customer base as it increases its commercialization activities for the Acuitas MDRO Gene Test upon successful completion of the offering contemplated by the Draft Registration Statement.
Certain Relationships, page 89
21.	Please revise to provide all Item 404(a) information, including the approximate dollar value of the amount involved in the transaction, for the agreement with Fluidigm.

RESPONSE:	The Company has revised its disclosure on page 89 of the Draft Registration Statement to disclose all required Item 404(a) disclosure, including the approximate value of the fees paid under the Supply Agreement with Fluidigm.
Principal Stockholders, page 91
22.
For the entities in the table, please revise to disclose the natural persons with voting and/or dispositive control. For guidance, please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE:	The Company has revised the disclosure regarding its principal stockholders to reflect the information available to the Company regarding natural persons with voting and/or dispositive control over the shares of OpGen stock owned by such entities.

United States Securities and Exchange Commission
December 31, 2014

Underwriting, page 103
23.
We note the disclosure on page 104 that the underwriters and their respective affiliates “have provided, and may in the future provide” a variety of services. Please advise us of any underwriters with which you have a material relationship and state the nature of such relationship. Please see Item 508(a) of Regulation S-K for guidance.

RESPONSE:
The Company advises the Staff that the Company has engaged in meetings with a number of underwriting firms and is in initial discussions regarding the engagement of one specific firm at this time.  However, the Company does not have any material relationships, within the requirements of Item 508(a) of Regulation S-K, leading to disclosure in the Draft Registration Statement.

Experts, page 107
24.
We note that Ernst & Young LLP audited your 2012 financial statements, and CohnReznick LLP audited your 2013 financial statements. Please identify your principal accountant and tell us whether during your two most recent fiscal years or any subsequent interim period, an independent accountant who was previously engaged as the principal accountant to audit your financial statements has resigned (or indicated it has declined to stand for re-election after the completion of the current audit) or was dismissed. If so, please provide the information required by Item 304 of Regulation S-K.

RESPONSE:	The Company’s principal accountant is CohnReznick LLP. The Company has revised the “Experts” section in Amendment No. 1 to include the disclosures required by Regulation S‑K Item 304, and added Exhibit 16.1 to such Amendment No. 1.
25.	We remind you to provide the consents from the two independent registered accounting firms in a subsequent publicly filed amendment to the registration statement.

RESPONSE:	The Company confirms that it will provide the consents of CohnReznick LLP and Ernst & Young LLP in a subsequent publicly filed amendment to the Draft Registration Statement.
OpGen, Inc. Index to Audited Financial Statements Years Ended December 31, 2013 and 2012, page F-1
26.
We note under your Summary Financial Data disclosure (page 11) that you give pro forma effect to the automatic conversion of all outstanding shares of your convertible preferred stock and convertible notes into an aggregate of 5,499,854 shares of common stock upon the closing of the offering. Please tell us why you do not include a pro forma balance sheet based on the latest historical balance sheet included in the filing (excluding effects of offering proceeds) presented alongside the historical balance sheet giving effect to the change in capitalization. Also tell us why you do not include pro forma EPS (excluding the effects of offering) for the latest fiscal year and interim period giving effect to the conversion.

RESPONSE:	As discussed above in the Company’s response to the Staff’s comment #13, the Company has revised its annual and interim financial statements, along with its “Summary Financial Data” table and its “Selected Financial Data” table.

United States Securities and Exchange Commission
December 31, 2014

27.
We note that the Ernst & Young audit report (page F-3) refers to the Company’s statement of comprehensive income (loss), while the CohnReznick audit report (page F-2) does not refer to this financial statement. Please tell us why you do not include a statement of comprehensive income in your Form S-1.

RESPONSE:	As discussed above in the Company’s response to the Staff’s comment #12, following the guidance contained in ASC 220-10-15-3, the Company has determined that a statement of comprehensive income is not applicable, and therefore is not required, for any of the years presented in its registration statement because the Company does not have any components of comprehensive net income other than its net loss for any of the periods presented.
Ernst & Young LLP’s opinion as of and for the year ended December 31, 2012 has been revised to reflect the removal of the reference to an audit of a statement of comprehensive income (loss).
Statements of Operations for the Years Ended December 31, 2013 and 2012, page F-5
28.
We note that you separately present the $950,881 Argus Whole Genome inventory write-down in operating expenses. Please tell us why you did not include this charge within cost of sales. Refer to ASC 420-10-S99-3.

RESPONSE:	The Company believes that the guidance referred to by the Staff (ASC 420-10-S99‑3) only applies to those situations where there is a write down of inventory in connection with an exit or disposal activity. The Company believes that Subtopic ASC 420-10 states that costs associated with exit or disposal activities that do not involve a discontinued operation should be included in income from continuing operations before taxes. If a subtotal such as "income from operations" is presented, that Subtopic indicates that subtotal should include the amounts of exit or disposal costs. However, the guidance does not address where within “income from continuing operations” or “income from operations” inventory markdowns associated with an exit or restructuring activity should occur. The Company believes there may be circumstances in which it can be asserted that inventory markdowns are costs directly attributable to a decision to exit or restructure an activity. However, in accordance with the Subtopic, we believe it is a fact-specific determination to distinguish inventory markdowns attributable to a decision to exit or restructure an activity from inventory markdowns attributable to external market factors that are independent of a decision to exit or restructure an activity. Further, decisions about the timing, method and pricing of dispositions of inventory generally are considered to be normal, recurring activities integral to the management of the ongoing business.

United States Securities and Exchange Commission
December 31, 2014

For the Company’s specific facts, including the fact that the costs are fully included in operating expenses, and no gross margin disclosure is presented, and given that the Company’s write-down of its Argus Whole Genome inventory was not associated with an exit or disposal activity, the Company has determined that the appropriate guidance is contained in ASC 330-10-50-2, which states:
“Losses from Application of Lower of Cost or Market
 50-2 When substantial and unusual losses result from the application of the rule of lower of cost or market it will frequently be desirable to disclose the amount of the loss in the income statement as a charge separately identified from the consumed inventory costs described as cost of goods sold.”
Using this guidance, the Company determined that due to the unusual loss and its dollar magnitude it was desirable to present the amount of the loss as a separate line item component of “operating loss” and not as a part of cost of goods sold.
Condensed Balance Sheet (Unaudited) as of September 30, 2014, page F-28
29.	Please revise to also include a comparative balance sheet as of the end of the preceding fiscal year.

RESPONSE:	The Company has revised its Condensed Balance Sheet (Unaudited) as of September 30, 2014 to include the comparative financial information as of December 31, 2013. In addition, in response to comment #13, the Company has added pro forma information to such balance sheet.
Notes to Unaudited Condensed Financial Statements, page F-31
30.
Based on your balance sheets at page F-4 and F28, it appears that your authorized capital stock increased during 2014 from 2.5 million shares (December 31, 2013) to 6.0 million shares (September 30, 2014) of preferred stock; and from 3.5 million shares (December 31, 2013) to 7.5 million shares (September 30, 2014) of common stock. Please revise to include footnote disclosure of the 2014 increase in authorized capital stock.

RESPONSE:	The Company has revised Note 8 “Redeemable Convertible Preferred Stock” and Note 10 “Stockholders’ Equity (Deficit)” to its interim financial statements to reflect the increase in its authorized capital stock which occurred on July 10, 2014. Under the Ninth Amended and Restated Certificate of Incorporation filed with the State of Delaware on July 10, 2014, the authorized capital stock was increased to 13,500,000 shares, consisting of 7,500,000 shares designated as common stock and 6,000,000 shares of preferred stock, all designated as Series A Convertible Preferred Stock.

United States Securities and Exchange Commission
December 31, 2014

Item 15, page II-2
31.	Please revise to disclose all relevant transactions. We note the references on page F-41 to sales in October and November 2014.

RESPONSE:	The Company has revised Item 15 of Part II of the Draft Registration Statement to add disclosure regarding its secured demand notes (non-convertible) issued to current investors to secure bridge funding.
C. Eric Winzer, the CFO of the Company (240 813-1273) or Mary Mullany at Ballard Spahr LLP (215-864-8631) are available to answer questions you may have about our responses.
Very truly yours,
/s/ Mary J. Mullany
Mary J. Mullany
MJM/seh

cc:	Evan Jones C. Eric Winzer Hillary Daniels John Archfield James Lopez